Leslie J. Croland, P.A. 561.820.0212 fax 561.655.8719 lcroland@eapdlaw.com

April 14, 2009

Via EDGAR and Facsimile (202) 772-9217

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn:                      Jeffrey P. Riedler

Re:           DOR BioPharma, Inc.
Registration Statement on Form S-1 (the "Registration Statement")
Filed February 13, 2009
File No. 333-157322

Ladies and Gentlemen:

On behalf of DOR BioPharma, Inc., we are filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) in order to address the comment set forth in the letter dated February 25, 2009 from the staff (the “Staff”) of the United States Securities and Exchange Commission.  The Amendment provides updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.  The Amendment also is being filed to register additional shares.

If the Staff has any questions or comments, please contact the undersigned at (561) 820-0212.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland, P.A.